Exhibit 8.1

Subsidiaries of the Registrant

NAME	JURISDICTION OF ORGANIZATION
SunPower Philippines Manufacturing Ltd.	Cayman Islands
SunPower Malaysia Manufacturing Sdn. Bhd.	Malaysia
SunPower Systems Sarl	Switzerland
SunPower Systems International Limited	Hong Kong
SunPower Bermuda Holdings	Bermuda
SunPower Technology Ltd.	Bermuda
Maxeon Rooster Holdco, Ltd.	Bermuda
Maxeon Solar Pte. Ltd.	Singapore
SunPower Energy Solutions France SAS	France